SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO SECTION
                                  240.13D-2(A)

                                (Amendment No. 2)


                                  VaxGen, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 par share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    922390208
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             BA Value Investors, LLC
                       1 North Federal Highway, Suite 201
                            Boca Raton, Florida 33432
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2009
              ----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                          SCHEDULE 13D--AMENDMENT NO. 2

     This Amendment No. 2 filed by BA Value Investors, LLC, Steven N. Bronson, ROI Capital Management, Inc., Mark T. Boyer and Mitchell J. Soboleski (the "Reporting Persons") amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on June 15, 2009, as amended, with respect to the common stock, par value $0.01 per share, of VaxGen, Inc. (the "Company").


Item 4.           Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     On September 17, 2009, the Reporting Persons delivered a solicitation notice to the Company for the nomination of five directors to the Company's board of directors at the Company's 2009 annual meeting of shareholders.

     On September 22, 2009, the Reporting Persons issued a press release announcing such nominations, a copy of which is attached as Exhibit 3 hereto.


Item 7.           Material to be Filed as Exhibits.

Exhibit 3--       Press Release, issued on September 22, 2009

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: September 22, 2009

                                               BA Value Investors, LLC


                                               By: /s/ Steven N. Bronson
                                                   ---------------------------
                                               Name: Steven N. Bronson
                                               Title:   Managing Member


                                               /s/ Steven N. Bronson
                                               -------------------------------
                                               Steven N. Bronson


                                               ROI CAPITAL MANAGEMENT, INC.


                                               By: /s/ Mitchell J. Soboleski
                                                   ---------------------------
                                               Name: Mitchell J. Soboleski
                                               Title:   Secretary


                                               /s/ Mark T. Boyer
                                               -------------------------------
                                               Mark T. Boyer


                                               /s/ Mitchell J. Soboleski
                                               -------------------------------
                                               Mitchell J. Soboleski

                                                                       Exhibit 3

--------------------------------------------------------------------------------
                                  PRESS RELEASE
--------------------------------------------------------------------------------
                                                  Contact: Steven N. Bronson
                                                  Telephone: 561-362-4199 ext 4

              The VaxGen Full Value Committee Nominates Five Highly
              -----------------------------------------------------
              Qualified Candidates to Replace Current VaxGen Board
              ----------------------------------------------------


Boca Raton, FL, September 22, 2009 --(Business Wire)--The VaxGen Full Value Committee (Committee) today reported that, on September 17th, it delivered to VaxGen Inc. (VXGN.OB) a solicitation notice for the nomination of five highly qualified director candidates to reconstitute the board of VaxGen at the upcoming 2009 annual meeting.

Members of the Committee, which currently consist of BA Value Investors LLC, a private investment firm founded by Steven N. Bronson, and ROI Capital Management, a registered investment advisor managed by Mark T. Boyer and Mitchell J. Soboleski, collectively own 13.7% of the outstanding common stock of VaxGen. The Committee expects that, if elected, its nominees will work to--

     1. Return capital to VaxGen's shareholders, including an immediate distribution of $10,000,000 in cash;

     2. Negotiate a termination of VaxGen's real property lease, which is out of all proportion to the Company's needs and constitutes a serious drain on the Company's resources;

     3. Explore ways to monetize VaxGen's value as a "public shell," including the utilization of the Company's substantial net operating losses; and

     4. Protect for the benefit of shareholders royalty payments receivable as a result of the sale of VaxGen's intellectual property.


The VaxGen Full Value Committee is dedicated to maximizing value for all shareholders. After the Company's failed merger with Raven Biotechnologies, Inc. in March 2008, the Board publicly disclosed that it would either pursue one or more strategic transactions or, failing to do so, dissolve the Company. The Company has done neither. Instead, members of the VaxGen board of directors have been paid compensation in amounts that the Committee believes are exorbitant, considering that the Company has no operations and is continuing to burn cash and cumulate losses. Since 2008, over $300,000 annually was paid to each of two non-employee directors serving on the strategic transaction committee of the Company's board. It was only after Mr. Bronson's letter to the board in June 2009 that the Company announced that it was discontinuing the compensation to the two outside board members for service on this committee. The Committee is committed to eliminating this type of board conduct.

Certain information concerning the Committee's nominees follows.

Steven N. Bronson. Mr. Bronson, age 44, is the President of Catalyst Financial LLC, a privately held full service investment banking firm, and has held that position since September 1998. Mr. Bronson also serves as an officer and director of 4net Software, Inc., Ridgefield Acquisition Corp. and BKF Capital Group, Inc.

David E. Castaneda. Mr. Castaneda, age 45, is the President of the Market Development Consulting Group, Inc. (MDC Group), a management consulting firm he founded in 1991 to offer expertise in corporate finance, corporate development and investor relations. From January 2004 to October 2007, he was Vice President Investor Relations for Cheniere Energy, Inc.

Leonard Hagan. Mr. Hagan, age 56, is a partner at Hagan & Burns CPA's, PC in New York and has held that position since 2004. Mr. Hagan is also a director of 4net Software, Inc., BKF Capital Group, Inc. and Ridgefield Acquisition Corp.

Mark Boyer. Mr. Boyer, age 52, has been the President and a Director of ROI Capital Management, an investment advisor, since July 1992.

E. Steven zum Tobel. Mr. zum Tobel, age 42, is the founder, director and shareholder of First American Capital & Trading Corporation, a wholesale institutional specialty brokerage firm. He has been with First American Capital since 2002.

                                      #####

The following is a list of the names and shareholdings, if any, of persons who may be deemed to be "participants" in the Committee's solicitation with respect to the shares of the Company: BA Value Investors LLC owns beneficially 1,822,000 shares of common stock of the Company. Steven N. Bronson, the manager of BA Value Investors and a nominee, may be deemed to be a participant but does not individually own any common stock. ROI Capital Management owns beneficially 2,389,600 shares of common stock. Mark Boyer, president and a director of ROI Capital Management and a nominee, owns beneficially 340,010 shares of common stock and may be deemed to be a participant. Mitchell J. Soboleski, secretary and a director of ROI Capital Management, may also be deemed a participant. David E. Castaneda, Leonard Hagan and E. Steven zum Tobel, as nominees for election as directors of VaxGen, may be deemed to be participants but do not individually own any common stock of the Company.

The VaxGen Full Value Committee intends to disseminate a proxy statement with respect to its solicitation in support of its nomination of directors at the Company's 2009 annual meeting. Shareholders should read this proxy statement if and when it becomes available because it will contain important information. Shareholders will be able to obtain copies of the proxy statement, related materials and other documents filed with the Securities and Exchange Commission's web site at http://www.sec.gov without charge when these documents become available. Shareholders will also be able to obtain copies of that proxy statement and related materials without charge, when available, from the Committee by oral or written request: c/o Catalyst Financial, LLC, 1 North Federal Hwy, Suite 201,Boca Raton, FL 33432, telephone 561-362-4199 ext 4.